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                                                                (Exhibit (a)(8)

(-X-ENTERTAINMENT LETTERHEAD)
( BW)(SFX-ENT/MAGICWORKS)(SFXE)(MJK) SFX Entertainment to Acquire Magicworks Entertainment

         NEW YORK and MIAMI - (BUSINESS WIRE) - Aug. 7, 1998 - SFX Entertainment, Inc. (NASDAQ: SFXE) and Magicworks Entertainment Incorporated (AMEX: MJK) today announced that they have entered into a definitive merger agreement pursuant to which SFX will commence a tender offer to acquire all outstanding shares of Magicworks for $4.00 per share in cash.

         The transaction has a total value of approximately $100 million. The Boards of Directors of both companies have approved the transaction and certain principal stockholders owning approximately 78.5% of the outstanding common stock of Magicworks have agreed to tender all of their shares. Any shares not purchased in the tender offer will be acquired in a second step merger for $4.00 per share in cash. The tender offer is conditioned upon the tendering of shares representing a majority of Magicworks' common stock determined on a fully diluted basis, the expiration of the applicable Hart-Scott-Rodino waiting period, and certain other customary conditions.

         Magicworks is engaged in the management, production, presentation, and merchandising of theatrical shows, musical concerts and other forms of live entertainment. The company also provides personal representation and sports marketing services to professional athletes in such sports as figure skating, baseball, and tennis. From its origins as the worldwide producer and promoter of "The Magic of David Copperfield", which it has produced since 1982, Magicworks has significantly expanded its business through internal growth and acquisitions. As a result, it is currently a leading producer of touring Broadway shows and has a growing presence in musical concert production and talent management. During 1997, Magicworks produced, co-produced or promoted over 700 theatrical and concert events as part of 25 theatrical and 30 concert tours. Magicworks is currently producing the theatrical tours of "Evita," "Cabaret," "The Gin Game" starring Julie Harris and Charles Durning, and the European tour of "Lord of the Dance." Recent concert tours include artists such as Janet Jackson, Fleetwood Mac, and Styx. Magicworks and SFX's Pace Entertainment have a longstanding historical relationship having worked closely together in the past, co-producing such events as the national tour of David Copperfield, Jekyll & Hyde, and the upcoming tour of Evita. They have also worked closely as two of the principal co-owners of the country's largest theatrical booking agency.

         Robert F. X. Sillerman, Executive Chairman of SFX Entertainment, Inc., stated, "Given Pace's extensive involvement with Magicworks in the past, we are especially pleased to announce this acquisition. It further expands our entertainment roster and represents an almost perfect complement to our current operations. For example, we own the domestic rights to the very popular presentation of 'Lord of the


650 Madison Avenue
New York, New York 10022

212.838.3100

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Dance', and Magicworks will now further contribute the international rights.
Magicworks also adds important new distribution outlets for theatrical tours in seven new markets for us, including such locations as Salt Lake City, where it has a particularly strong subscription base. In addition, we will be gaining important strength in our sports marketing activities, an area of increasing importance for SFX. On the cost side, because of our close relationship with Magicworks, we also anticipate sharing many of our resources thereby achieving significant savings by eliminating overhead. We look forward to welcoming the management and clients of Magicworks to the SFX fold, and we anticipate an exciting future together.

         Magicworks Chairman, Joe Marsh, and Co-chairman and CEO, Brad Krassner, in a joint statement said, "This is an excellent opportunity for Magicworks Entertainment and our shareholders. SFX is the fastest growing, most exciting company in the entertainment industry today. Our various businesses, which will fit very well into SFX, will certainly flourish in this dynamic environment. This is a classic case in which the whole will be greater than the sum of the parts. This transaction is also consistent with our declared intention to maximize value for our shareholders."

       SFX Entertainment is a leading promoter, producer and venue operator for live entertainment events. It owns and/or operates the largest network of venues in the country used principally for music concerts and other live entertainment events. Without including the Magicworks acquisition, the Marquee acquisition, or a series of recently announced smaller acquisitions, it has 47 venues either directly owned or operated under lease or exclusive booking arrangements in 22 of the top 50 markets, including 11 amphitheaters in 7 of the top 10 markets. The company also develops and manages touring Broadway shows, selling subscription series in 32 of the estimated 60 markets that maintain active touring schedules with approximately 220,000 subscribers last year. Through its large number of venues, its strong market presence and the long operating histories of the businesses it has acquired, SFX operates an integrated franchise that promotes and produces a broad variety of live entertainment events locally, regionally and nationally. During 1997, approximately 27 million people attended 9,600 events promoted and/or produced by SFX, including approximately 4,400 music concerts, 4,900 theatrical shows and over 200 specialized motor sports events.

       This press release includes forward-looking statements within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934. These forward-looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These statements are subject to risks and uncertainties that could cause actual results to differ materially from those projected, including the company's absence of combined operating history with acquired businesses, potential inability to integrate acquired businesses, risks related to recent acquisitions, need for additional financing, high degree of leverage, future charges to earnings, strategy of future acquisitions, indemnification and deferred payment arrangements, granting of rights to acquire certain portions of the company's operations, variable economic conditions and consumer tastes, need for availability of appropriate artists and events, ability to retain control of the company's venues, restrictions imposed by existing debt, payment obligations to SFX Broadcasting, Inc., control by management, and dependence on key personnel. For a more detailed discussion of these and other relevant risks and uncertainties, see the company's latest annual report and other filings with the Securities and Exchange Commission.